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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

LNB Bancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
502100-10-0
(CUSIP Number)
Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L., 1375 E. 9th Street, 20th Floor, Cleveland, OH 44114, (216) 696-8700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	502100-10-0	Page	2	of	6

1	NAMES OF REPORTING PERSONS AMG Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

	7	SOLE VOTING POWER

NUMBER OF		564,905

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		564,905

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,905

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	502100-10-0	Page	3	of	6

1	NAMES OF REPORTING PERSONS Steven A. Calabrese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		564,905

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

564,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,905

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	502100-10-0	Page	4	of	6

1	NAMES OF REPORTING PERSONS Richard M. Osborne

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		564,905

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

564,905

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

564,905

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	502100-10-0	Page	5	of	6
Introduction.
     This Amendment No. 2 to Schedule 13D is filed by AMG Investments, LLC, an Ohio limited liability company (“AMG”), Steven A. Calabrese and Richard M. Osborne, relating to shares of common stock, par value $1.00 per share (the “Shares”), of LNB Bancorp, Inc., an Ohio corporation (the “Company”).
Item 2. Identity and Background.
     Item 2(c) is amended and supplemented as follows:
          (c) The principal business of AMG is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Mr. Calabrese’s principal occupation is managing partner of Calabrese, Racek and Markos, Inc., a full-service commercial/industrial real estate firm that specializes in appraisal, construction and development located at 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115. Mr. Calabrese is also a director of Energy West, Incorporated, a public utility company, and John D. Oil and Gas Company, an oil and gas exploration company. John D. Oil and Gas Company is located at 8500 Station Street, Suite 100, Mentor, Ohio 44060. Energy West, Incorporated is located at 1 First Avenue South, Great Falls, Montana 59401. Mr. Osborne’s principal occupation is President and Chairman of the board of OsAir, Inc., a property developer and manufacturer of industrial gases for pipeline delivery. OsAir is located at 8500 Station Street, Suite 113, Mentor, Ohio 44060. Mr. Osborne is also Chairman of the board and Chief Executive Officer of John D. Oil and Gas Company and Chairman of the board and a director of Energy West, Incorporated and Corning Natural Gas Corporation, a natural gas utility. Corning Natural Gas Corporation is located at 330 West William Street, Corning, New York 14830.
Item 4. Purpose of Transaction.
     Item 4 is amended and supplemented as follows:
On October 19, 2007, AMG filed a preliminary solicitation statement with the Securities and Exchange Commission soliciting requests from the shareholders of the Company to call a special meeting of shareholders. On October 19, 2007, AMG requested an updated shareholder list from the Company to facilitate the solicitation of requests to call the special meeting. The request for the updated shareholder list is attached as Exhibit 7.1.
Item 7. Material to be Filed as Exhibits.
     7.1    Demand to Examine List of Shareholders of LNB Bancorp, Inc. dated October 19, 2007
     7.2    Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 26, 2007

AMG Investments, LLC
/s/ Richard M. Osborne
By: Richard M. Osborne
Its: Managing Member

/s/ Richard M. Osborne
Richard M. Osborne, Individually

/s/ Steven A. Calabrese
Steven A. Calabrese, Individually

EXHIBIT INDEX

Exhibit Number	Description

7.1	Demand to Examine List of Shareholders of LNB Bancorp, Inc. dated October 19, 2007

7.2	Joint Filing Agreement